CliqRex Inc.

Financial Statements and Report

December 31, 2025

Table of Contents

Independent Accountant's Review Report 2

Balance Sheet   4

Statement of Income 5

Statement of Changes in Stockholders' Equity 6

Statement of Cash Flows 7

Notes to the Financial Statements 8



Independent Accountant's Review Report

To Management of:
CliqRex Inc.

We have reviewed the accompanying financial statements of CliqRex Inc. (the Company), which comprise the balance sheet as of December 31, 2025, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the Company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of CliqRex Inc. (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company is pre-revenue and has relied on debt financing from related parties to fund operations and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Tesseract Advisory Group LLC

_____

Tesseract Advisory Group, LLC
OWINGS MILLS, MD
February 20, 2026

CliqRex Inc.

Balance Sheet (Unaudited)

As of December 31, 2025

Assets		
Current Assets		
Cash and cash equivalents	$	2,065
Total Assets		2,065
Liabilities & Stockholders' Equity		
Liabilities		
Current Liabilities		
Accrued expenses		12,038
Accrued interest due to related party		14,118
Related party debt, current		80,000
Total Current Liabilities		106,156
Total Liabilities		106,156
Stockholders' Equity		
Common stock, 14,500,000 shares authorized; 9,847,903 shares issued and outstanding; 0.00001 par value per share		100
Additional paid-in capital		573,642
Accumulated Deficit		(677,833)
Total Stockholders' Equity		(104,091)
Total Liabilities & Stockholders' Equity	$	2,065

CliqRex Inc.
Statement of Income (Unaudited)
For the year ended December 31, 2025

Operating Expenses		
Share based compensation	$	38,302
Contract labor		32,084
Legal and other professional fees and services		25,553
Communications and information technology		5,326
Salaries and payroll taxes		1,438
Administrative expenses		553
Insurance expense		702
Memberships and licenses		2,022
Total Operating Expenses		105,980
Operating Income (Loss)		(105,980)
Interest expense		(6,874)
Net Income (Loss)	$	(112,854)


CliqRex Inc.
Statement of Changes in Stockholders' Equity
For the year ended December 31, 2025


	Class A Shares	Class B Shares	Class C Shares	Common Stock Amount $	Additional Paid-In Capital $	Accumulated Deficit $	Total Stockholders' Equity $
Balance at January 1, 2025	9,500,000	100,000	345,543	100	484,920	(564,979)	(79,959)
Net income (loss)	-	-	-	-	-	(112,854)	(112,854)
Cancelled shares	(200,000)	-	-	-	-	-	-
Share based compensation	-	-	-	-	38,302	-	38,302
Issuance of Class C shares	-	-	102,360	-	50,420	-	50,420
Balance at December 31, 2025	9,300,000	100,000	447,903	100	573,642	(677,833)	(104,091)


6


CliqRex Inc.

Statement of Cash Flows (Unaudited)

For the year ended December 31, 2025

Cash Flows		
Cash Flows From Operating Activities		
Net (loss)	$	(112,854)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities		
Share based compensation		38,302
Increase (decrease) in operating liabilities, net of effects of businesses acquired		
Accounts payable and accrued liabilities		2,178
Net Cash (Used in) Operating Activities		(72,374)
Cash Flows from Financing Activities		
Repayment of related party debt		(2,253)
Proceeds from issuance of stock		50,420
Net Cash Provided by Financing Activities		48,167
Net Increase in Cash and Cash Equivalents		(24,207)
Cash and cash equivalents at beginning of year		26,272
Cash and Cash Equivalents at End of Year		2,065

Supplemental Cash Flow Information		
Cash Paid During the Year for		
Interest	$	6,874

See independent accountant’s review report. The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

CliqRex Inc.
Notes to the Financial Statements
For the year ended December 31, 2025

1. **Summary of significant accounting policies**

   a. **Nature of operations**

   CliqRex Inc. (the Company) is a Delaware Public Benefit Corp and a micro-social tool for sharing TV shows, movies, books and podcasts (other media and products to be added in the future) that are powered through affinity, trust, and shared interests. The tool allows users to see and store recommendations from their community.

   b. **Basis of accounting**

   The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

   c. **Use of estimates**

   The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

   d. **Concentrations of credit risk**

   The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The Company has not experienced any losses in these accounts.

   e. **Fair value measurements**

   Generally accepted accounting principles define fair value as the price that would be received to sell

CliqRex Inc.
Notes to the Financial Statements
For the year ended December 31, 2025

an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The fair values of assets approximate their carrying value due to the relatively short periods to maturity.

f. Cash and cash equivalents

Cash and cash equivalents includes short-term investments and highly liquid investments in money market instruments which are carried at the lower of cost and market value with a maturity date of three months or less from the acquisition date. These are valued at cost which approximates market value. The Company's cash consists of deposits held in a commercial checking accounts with a major financial institution.

g. Income taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

The Company uses a calendar year end for income tax reporting purposes and files a Corporate tax return annually. The Company's provision for income taxes is based on the asset and liability method of accounting whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets and liabilities are related to differences in calculating depreciation on fixed assets, timing of deductions for certain accrued expenses, and taxes related to net operating losses.

The Company files tax returns in the United States federal jurisdiction and is subject to franchise and income tax filing requirements in the State of Delaware.

h. Share based compensation

In accordance with FASB ASC Section 718-10-25, the Company recognizes the compensation cost associated with stock option awards at the fair value as of the grant date. The date of grant occurs when there is a mutual understanding of the award's key terms and conditions and the Company becomes contingently obligated to issue equity or transfer assets. All of the Company's share-based payment arrangements are classified as equity awards as the terms of the award call for settlement solely in Company stock.

i. Comprehensive income

The Company does not have any comprehensive income items other than net income.

2. Stockholders' equity

CliqRex Inc.

Notes to the Financial Statements

For the year ended December 31, 2025

Under the articles of incorporation, the total number of Common Shares of stock that the Company shall have authority to issue is 14,500,000 shares with a $0.00001 par value per share.

The Common stock is divided into three series:

Class A voting stock of which there are 10,000,000 shares authorized.
Class B non-voting stock of which there are 2,000,000 shares authorized.
Class C voting stock of which there are 2,500,000 shares authorized.

As of December 31, 2025 the total number Class A Common Shares issued and outstanding was 9,300,000, and the total number of Class B Common Shares issued and outstanding was 100,000, and the total number of Class C Common Shares issued and outstanding was 447,903.

3. Related party debt

The Company has the following line of credit agreements and balances, including accrued interest, from Pixaura Digital LLC, a related party under common ownership and management:

50K LOC form Pixaura Digital LLC has a 5% int. Draw up to 10k per month. Due and payable on or before 12/31/2026.	$	50,000
30K LOC form Pixaura Digital LLC has a 5% int. Draw up to 5k per month. Due and payable on or before 12/31/2026.		30,000
Total Related Party Debt	$	80,000

As of December 31, 2025, the Company has accrued $14,118 in interest on these related party loans.

4. Equity incentive plans

The Company's 2022 Incentive Option Plan (the Plan), which is shareholder approved, permits the grant of share options and shares to its employees, advisors and subcontractors for up to 900,000 shares of the Company's Class B Non-voting Common Stock. The Company is authorized to issue the options under this Plan as either Incentive Stock Options or Non-qualified Stock Options as defined by the Internal Revenue Code. The option awards have 10-year contractual terms and vest on varying schedules. During 2023, the Company expanded its option pool to 1,900,000.

CliqRex Inc.

Notes to the Financial Statements

For the year ended December 31, 2025

The Company's stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

Stock price	$0.50
Expected life (years)	10
Risk-free interest rate	4.50%
Expected volatility	50%
Annual dividend yield	0
Fair value of stock option	$0.332

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options. The expected term of employee stock options is based on the expiration date of the grants. The Company determined the expected volatility assumption for options granted used was an estimate based on past performance of estimated stock value. The Company will continue to monitor relevant factors used to measure expected volatility for future stock option grants. The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future. The Company calculated a fair value of $0.332 for each stock option.

	Total Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Outstanding at beginning of the year	886,600	0.36	7.8
Granted	540,000	0.50	10.0
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2025	1,426,600	0.42	7.7
Exercisable Options at December 31, 2025	876,600	0.36	6.9

CliqRex Inc.
Notes to the Financial Statements
For the year ended December 31, 2025

The Company recognized $38,302 in stock option compensation expense for the year ended December 31, 2025.

5. Commitments and contingencies

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2025, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

6. Going concern

These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. As shown in the accompanying financial statements, during the year ended December 31, 2025 the Company incurred a loss of $112,854. The Company is pre-revenue and has relied on financing from related parties to fund operations. Those factors and conditions create a substantial doubt about the Company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. Management of the Company has evaluated these conditions and has proposed a plan to raise capital via a crowdfunding campaign. The ability of the Company to continue as a going concern and meet its obligations as they become due is dependent on management's ability to successfully implement the plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

7. Subsequent events

The Company has received a $9,500 LOC from Pixaura Digital LLC with a 5% interest rate and draw up to 3,000 per month. The balance as of the date of these financial statements is $5,016.

Management evaluated all activity of the Company through February 20, 2026 (the issuance date of the financial statements) and concluded that no other subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

CliqRex Inc.

Financial Statements and Report

December 31, 2024

Table of Contents

Independent Accountant's Review Report 2

Balance Sheet 4

Statement of Income 5

Statement of Changes in Stockholders' Equity . . . . #

Statement of Cash Flows 7

Notes to the Financial Statements 8



Independent Accountant's Review Report

To Management of:
CliqRex Inc.

We have reviewed the accompanying financial statements of CliqRex Inc. (the Company), which comprise the balance sheet as of December 31, 2024, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the Company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of CliqRex Inc. (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company is pre-revenue and has relied on debt financing from related parties to fund operations. and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Tesseract Advisory Group LLC

_____

Tesseract Advisory Group, LLC
OWINGS MILLS, MD
February 25, 2025

CliqRex Inc.
Balance Sheet (Unaudited)
As of December 31, 2024

	Note		
Assets			
Current Assets			
Cash and cash equivalents	1.f	$	26,272
Total Assets			26,272
Liabilities & Stockholders' Equity			
Liabilities			
Current Liabilities			
Accrued expenses			9,860
Related party debt, current	3		96,371
Total Current Liabilities			106,231
Total Liabilities			106,231
Stockholders' Equity	**2**		
Common stock, 14,500,000 shares authorized; 9,945,543 shares issued and outstanding; 0.00001 par value per share			100
Additional paid-in capital			484,920
Retained Earnings (Accumulated Deficit)			(564,979)
Total Stockholders' Equity			(79,959)
Total Liabilities & Stockholders' Equity		$	26,272

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

CliqRex Inc.

Statement of Income (Unaudited)

For the year ended December 31, 2024

Operating Expenses		
Share based compensation	$	33,200
Contract labor		23,420
Legal and other professional fees and services		9,032
Salaries and payroll taxes		1,608
Administrative expenses		2,373
Insurance expense		698
Total Operating Expenses		70,331
Operating Income (Loss)		(70,331)
Interest expense		(6,186)
Net Income (Loss)	$	(76,517)

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

CliqRex Inc.
Statement of Changes in Stockholders' Equity
For the year ended December 31, 2024

	Class A Shares	Class B Shares	Class C Shares	Common Stock Amount $	Additional Paid-In Capital $	Retained Earnings (Accumulated Deficit) $	Total Stockholders' Equity $
Balance at January 1, 2024	9,500,000	100,000	238,285	$ 99	$ 334,538	$ (488,462)	$ (153,825)
Stock-based compensation expense	-	-	-	-	33,200	-	33,200
Net income (loss)	-	-	-	-	-	(76,517)	(76,517)
Capital contributions by owner	-	-	-	-	63,554	-	63,554
Issuance of Class C shares	-	-	107,258	1	53,628	-	53,629
Balance at December 31, 2024	9,500,000	100,000	345,543	$ 100	$ 484,920	$ (564,979)	$ (79,959)

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

CliqRex Inc.

(Unaudited)

For the year ended December 31, 2024

Cash Flows		
Cash Flows From Operating Activities		
Net (loss)	$	(76,517)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities		
Share based compensation		33,200
Increase (decrease) in operating liabilities, net of effects of businesses acquired		
Accounts payable and accrued liabilities		(59,042)
Net Cash (Used in) Operating Activities		(102,359)
Cash Flows from Financing Activities		
Proceeds from issuance of related party debt		10,862
Proceeds from issuance of Class C shares		53,629
Capital contributions from owners		63,554
Net Cash Provided by Financing Activities		128,045
Net Increase in Cash and Cash Equivalents		25,686
Cash and cash equivalents at beginning of year		586
Cash and Cash Equivalents at End of Year		26,272

Supplemental Cash Flow Information		
Cash Paid During the Year for		
Interest	$	6,186

See independent accountant’s review report. The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

CliqRex Inc.

Notes to the Financial Statements

For the year ended December 31, 2024

1. Summary of significant accounting policies

a. Nature of operations

CliqRex Inc. (the Company) is a Delaware Public Benefit Corp and a micro-social tool for sharing TV shows, movies, books and podcasts (other media and products to be added in the future) that are powered through affinity, trust, and shared interests. The tool allows users to see and store recommendations from their community.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Concentrations of credit risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The Company has not experienced any losses in these accounts.

e. Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

CliqRex Inc.
Notes to the Financial Statements
For the year ended December 31, 2024

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The fair values of assets approximate their carrying value due to the relatively short periods to maturity.

f. Cash and cash equivalents

Cash and cash equivalents includes short-term investments and highly liquid investments in money market instruments which are carried at the lower of cost and market value with a maturity date of three months or less from the acquisition date. These are valued at cost which approximates market value. The Company's cash consists of deposits held in a commercial checking accounts with a major financial institution.

g. Income taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

The Company uses a calendar year end for income tax reporting purposes and files a Corporate tax return annually. The Company's provision for income taxes is based on the asset and liability method of accounting whereby deferred tax assets and liabilities are recognized for future tax consequences

CliqRex Inc.
Notes to the Financial Statements
For the year ended December 31, 2024

attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets and liabilities are related to differences in calculating depreciation on fixed assets, timing of deductions for certain accrued expenses, and taxes related to net operating losses.

The Company files tax returns in the United States federal jurisdiction and is subject to franchise and income tax filing requirements in the State of Delaware.

h. Share based compensation

In accordance with FASB ASC Section 718-10-25, the Company recognizes the compensation cost associated with stock option awards at the fair value as of the grant date. The date of grant occurs when there is a mutual understanding of the award's key terms and conditions and the Company becomes contingently obligated to issue equity or transfer assets. All of the Company's share-based payment arrangements are classified as equity awards as the terms of the award call for settlement solely in Company stock.

i. Comprehensive income

The Company does not have any comprehensive income items other than net income.

2. Stockholders' equity

Under the articles of incorporation, the total number of Common Shares of stock that the Company shall have authority to issue is 14,500,000 shares with a $0.00001 par value per share.

The Common stock is divided into three series:

Class A voting stock of which there are 10,000,000 shares authorized.
Class B non-voting stock of which there are 2,000,000 shares authorized.
Class C voting stock of which there are 2,500,000 shares authorized.

As of December 31, 2024 the total number Class A Common Shares issued and outstanding was 9,500,000, and the total number of Class B Common Shares issued and outstanding was 100,000, and the total number of Class C Common Shares issued and outstanding was 345,543.

3. Related party debt

The Company has the following line of credit agreements and balances, including accrued interest, from Pixaura Digital LLC, a related party under common ownership and management:

50K LOC form Pixaura Digital LLC has a 5% int. Draw up to 10k per month. Due and payable on or before 12/31/2025.	$	57,158
30K LOC form Pixaura Digital LLC has a 5% int. Draw up to 5k per month. Due and payable on or before 12/31/2025		32,494
9.5K LOC form Pixaura Digital LLC has a 5% int. Draw up to 3k per month. Due and payable on or before 12/31/2025		6,719
Total Related Party Debt	$	96,371

4. Equity incentive plans

The Company's 2022 Incentive Option Plan (the Plan), which is shareholder approved, permits the grant of share options and shares to its employees, advisors and subcontractors for up to 900,000 shares of the Company's Class B Non-voting Common Stock. The Company is authorized to issue the options under this Plan as either Incentive Stock Options or Non-qualified Stock Options as defined by the Internal Revenue Code. The option awards have 10-year contractual terms and vest on varying schedules. During 2023, the Company expanded its option pool to 1,900,000.

The Company's stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

Stock price	$0.50
Expected life (years)	10
Risk-free interest rate	4.50%
Expected volatility	50%
Annual dividend yield	0
Fair value of stock option	$0.332

CliqRex Inc.
Notes to the Financial Statements
For the year ended December 31, 2024

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options. The expected term of employee stock options is based on the expiration date of the grants. The Company determined the expected volatility assumption for options granted used was an estimate based on past performance of estimated stock value. The Company will continue to monitor relevant factors used to measure expected volatility for future stock option grants. The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future. The Company calculated a fair value of $0.332 for each stock option.

	Total Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Outstanding at beginning of the year	1,057,600	0.39	8.8
Granted	200,000	0.50	10.0
Exercised	-	-	-
Expired/Cancelled	271,000	0.50	-
Outstanding at December 31, 2024	886,600	0.36	7.8
Exercisable Options at December 31, 2024	761,234	0.41	7.7

The Company recognized $33,200 in stock option compensation expense for the year ended December 31, 2024.

5. Commitments and contingencies

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

6. Going concern

These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. As shown in the accompanying

CliqRex Inc.
Notes to the Financial Statements
For the year ended December 31, 2024

financial statements, during the year ended December 31, 2024 the Company incurred a loss of $76,517. The Company is pre-revenue and has relied on financing from related parties to fund operations. Those factors and conditions create a substantial doubt about the Company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. Management of the Company has evaluated these conditions and has proposed a plan to raise capital via a crowdfunding campaign. The ability of the Company to continue as a going concern and meet its obligations as they become due is dependent on management's ability to successfully implement the plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

7. Subsequent events

On January 8, 2025, 200,000 of Class A shares were redeemed by the Company. Additionally, 120,000 Class B options were issued to a contractor.

Management evaluated all activity of the Company through February 25, 2025 (the issuance date of the financial statements) and concluded that no other subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.